BEIJING BRUSSELS CENTURY CITY HONG KONG LONDON LOS ANGELES NEWPORT BEACH	Two Embarcadero Center, 28th Floor San Francisco, California 94111-3823 TELEPHONE (415) 984-8700 FACSIMILE (415) 984-8701 www.omm.com	NEW YORK SHANGHAI SILICON VALLEY SINGAPORE TOKYO WASHINGTON, D.C.

November 2, 2012

Via EDGAR

Office of Mergers & Acquisitions

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Attention: Peggy Kim, Special Counsel

Re:	Complete Genomics, Inc.

Schedule TO filed on September 25, 2012

Filed by Beta Acquisition Corporation and BGI-Shenzhen

File No. 5-85871

Dear Ms. Kim:

We are counsel to Beta Acquisition Corporation (“Purchaser”) and BGI-Shenzhen (“Parent”) and on behalf of Parent and Purchaser, we submit this letter in response to comments received from the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 25, 2012, with respect to the Tender Offer Statement on Schedule TO that was filed by Parent and Purchaser with the Commission on September 25, 2012 (as amended, the “Schedule TO”) in connection with the cash tender offer (the “Offer”) that has been made for all of the outstanding shares of common stock of Complete Genomics, Inc. (the “Company”). Capitalized terms used but not defined in this letter shall have the respective meanings assigned to them in the Offer to Purchase dated September 25, 2012, attached as Exhibit (a)(1)(A) to the Schedule TO.

The text of the Staff’s comments has been included in this letter in bold for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, our response to each of the numbered comments is set forth immediately below each numbered comment.

Peggy Kim

Securities and Exchange Commission

November 2, 2012

Schedule TO

1.	In the amendment extending the Offer, we note that you have disclosed the total number of shares tendered. In any future amendments that disclose an extension of the Offer, please also disclose the percentage of shares tendered.

Response: We respectfully acknowledge the Staff’s comment and will include the percentage of shares tendered in any future amendments that disclose an extension of the Offer.

2.	We note your response to comment two in our letter dated October 11, 2012. Further, we note that in your response you state that if any of the banks were to refuse to fund under their respective Commitment Letters, the bidders would not have a basis on which to refuse to close the Offer. Please revise to disclose the bidders’ plans if any if the banks refuse to fund under their respective Commitment Letters, including whether the bidders will extend the Offer and seek alternative funding arrangements.

Response: In response to the Staff’s comment, Parent and Purchaser have revised the disclosure under Section 9 of the Offer to Purchase to add the following at the end thereof:

“If the Banks refuse to fund under any of their respective commitment letters, Parent and Purchaser will seek alternative financing in accordance with their obligations under the Merger Agreement and, if at such time all conditions to the Offer are then satisfied, Parent and Purchaser will also seek (in accordance with the Merger Agreement) to extend the Offer while Parent and Purchaser seek alternative financing. In the event that alternative financing becomes necessary, the Merger Agreement requires Parent and Purchaser to, among other things:

•

use their reasonable best efforts to promptly arrange for alternative financing (in an amount sufficient to pay for the consummation of the transactions contemplated by the Merger Agreement) to replace the financing contemplated by the commitment letters;

•

use their reasonable best efforts to promptly obtain a new financing commitment that provides for such alternative financing and promptly provide true and complete copies of all agreements relating to such commitment; and

•	keep the Company informed on a reasonably current basis of the status of their efforts to obtain alternative financing.

No alternative financing arrangements or alternative financing plans have been made at this time. In the event Parent pursues alternative financing, Parent and Purchaser will amend this Offer to Purchase to describe that alternative financing. However, the Offer is

Peggy Kim

Securities and Exchange Commission

November 2, 2012

not conditioned upon Parent or Purchaser’s ability to obtain the financing under the commitment letters with the Banks or any alternative financing.”

If you have any questions, you can reach Paul Scrivano at (415) 984-8734 or pscrivano@omm.com, or Wendy Pan at +86-21-23077031 or wpan@omm.com.

Sincerely,

Paul Scrivano
Wendy Pan
O’Melveny & Myers LLP

cc: Xu Xun and Eric Chu, BGI-Shenzhen